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THIS DOCUMENT IS A CONFIRMING COPY OF THE SCHEDULE 13G FILED ON
FEBRUARY 5, 1994 (RECEIVED ON FEBRUARY 14, 1994) PURSUANT TO ITEM
201 OF REGULATION S-T


                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                               SCHEDULE 13-G

                 Under the Securities Exchange Act of 1934

                         (Amendment No.          )


                         Laclede Steel Company
                             (Name of Issuer)

                                Common Stock
                      (Title of Class of Securities)

                                505606-10-3

                              (CUSIP Number)






Check the following box if a fee is being paid with this statement
(A fee is not required only if the filing person: (1) has a previous statement on reporting the beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











SEC 1745 (2/92)




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          Name of reporting entity: Ryback Management Corporation

          I.R.S.  Identification  No. of  Above Entity: 43-1615580


          Check Appropriate Box  if  a member of a group*

3.       SEC use only

4.       Citizenship or Place of Organization

           Michigan

Number of     5.             Sole Voting Power

Shares                          -0-

Beneficially  6.            Shared Voting Power

Owned by                     322,000

Each          7.            Sole Dispositive Power

Reporting                        -0-

Person With   8.            Shared Dispositive Power

                             322,000

9.   Aggregate Amount Beneficially owned by each reporting person:

     322,000 shares (319,500 held by Lindner Fund, Inc.)
                    (2,500 held by Ryback Management Corporation)

10.  Check Box if the Aggregate amount in Row (9) excludes certain shares


11.  Percent of  Class Represented by Amount in Row  (9)
              7.88

12.  Type of Reporting Person

        IA - Ryback Mangement Corporation     IV - Lindner Fund, Inc.



sec 1745 (6-80)
                              SEE INSTRUCTION BEFORE FILLING OUT!



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                         SEC 13G
                    SECURITIES AND EXCHANGE COMMISSION
                    SCHEDULE  13g Amendment No.

Item 1(a)   Name of Issuer:

            Laclede Steel Company

Item 1(b)   Address of Issuer's Principal Executive Offices:

           One Metropolitan Square
          St. Louis,  MO 63102

Item 2(a)   Name of Person Filing:

            Ryback Management Corporation

Item 2(b)   Address of Principal Business Office:

            7711 Carondelet Ave., Box 16900, St. Louis, MO 63105

Item 2(c)   Citizenship:

            Michigan

Items 2(d)  Title and Class of Securities:

            Common Stock

Item 2(e)   CUSIP:

            505606-10-3

Item 3) This statement is filed pursuant to Rule 13d-1(b) or, 13d-2(b), the filing entity is a:

    [X] Investment Company registered under Section 8 of the Investment Company Act (LINDNER FUND, INC., LINDNER DIVIDEND FUND, AND
    LINDNER INVESTMENT SERIES)

    [X] Investment Company Adviser registered under Section 203 of the
    Investment Advisers Act of 1940     (RYBACK MANAGEMENT CORPORATION)

Item 4)     Ownership:
            The Shares listed below were held in a fiduciary capacity by Lindner Fund, Inc. and/or Ryback Management Corporation as of December 31, 1993

        (A) Amount beneficially owned: Ryback Management Corp - 2,500 shares
                                       Lindner Fund, Inc. - 319,500 shares

        (B) Percent of class: Ryback Management Corp. - .06
                              Lindner Fund, Inc. - 7.88

        (C) Number of shares as to which such subject COMPANY has:
           (1)sole power to vote or direct to vote:
           (2)shared power to vote or direct to vote:  322,000
           (3)sole power to dispose of or direct disposition of:
           (4)shared power to dispose or direct disposition of: 322,000

 Instruction: For computation regarding securities which represent the right to acquire an underlying security see Rule 13d-3(d)(1).

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Item 5.  Ownership of Five Percent or Less of a Class
         Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the Parent Ho
         Not Applicable

Item 8.  Identification and Classification of Members of the Group.
         Not Applicable

Item 9.  Notice of Dissolution of Group
         Not Applicable

Item 10.  Certification
           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 5, 1994

                                 /s/ Eric E. Ryback, President
                                    Ryback Management Corporation
                                    Lindner Fund, Lindner Dividend Fund, Inc.
                                    and Lindner Investment Series Trust
                                    (314) 727-5305